Exhibit 99.1

Ctrip to Hold Annual General Meeting on December 21, 2015

Shanghai, November 13, 2015 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that it will hold an annual general meeting of shareholders at Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China on December 21, 2015 at 16:00 (Beijing time).

Holders of record of ordinary shares of the Company at the close of business on November 16, 2015 are entitled to notice of, and to vote at, the annual general meeting or any adjourned or postponed meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Ctrip has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission. The 2014 annual report of Ctrip on Form 20-F can be accessed on the Company’s website at http://ir.ctrip.com, as well as the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may obtain a copy of the Company’s 2014 annual report on Form 20-F, free of charge, by writing to Investors Relations Department, Ctrip.com International, Ltd., Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com